DORN & CO., INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2015

	2015
CASH FLOWS FROM OPERATING ACTIVITIES	
Cash Received from Customers and Clients	$ 1,068,110
Cash Payments to Brokers, Vendors and Employees	(1,080,252)
Interest and Dividends Received	8,085
Income Taxes Paid	(1,718)
Net Cash Used by Operating Activities	(5,775)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from Reserve Line	25
Payments on Reserve Line	(25)
Net Cash Provided (Used) by Financing Activities	-
NET DECREASE IN CASH	(5,775)
Cash and Cash Equivalents - Beginning of Year	393,394
CASH AND CASH EQUIVELANTS - END OF YEAR	$ 387,619
RECONCILIATION OF NET LOSS TO NET CASH PROVIDED BY OPERATING ACTIVITIES	
Net Loss	$ (4,537)
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities	
Depreciation	23,399
(Increase) Decrease in:	
Accounts Receivable	(4,874)
Prepaid Expenses	3,365
Increase (Decrease) in:	
Accounts Payable	2,641
Payroll Taxes	(33,621)
Other Liabilities	7,852
Net Cash Used by Operating Activities	$ (5,775)

See accompanying Notes to Financial Statements